UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GPGI, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-39687	85-2749902
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

309 Pierce Street Somerset, NJ 08873
(Address of principal executive offices)

David A.P. Marshall Chief Legal Counsel & Corporate Secretary (212) 256-8405
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”).

In filing this Form SD, GPGI, Inc. (together with its subsidiaries, “GPGI,” the “Company,” “we,” “us,” or “our”) is relying on the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued on April 7, 2017, by the Division of Corporation Finance of the Securities and Exchange Commission (the “2017 SEC Statement”). As permitted by the 2017 SEC Statement, the Company is providing disclosure in this Form SD responsive to Item 1.01 of Form SD but is not filing a Conflict Minerals Report or providing other disclosures under the provisions of paragraph (c) of Item 1.01 of Form SD.

Overview

During the Reporting Period, the Company’s business consisted of CompoSecure, Inc. and its subsidiaries (collectively, “CompoSecure”). CompoSecure creates innovative, highly differentiated and customized financial payment card products for banks and other payment card issuers to support and increase their customer acquisition, customer retention and organic customer spend. CompoSecure’s customers consist primarily of leading international and domestic banks and other payment card issuers primarily within the United States (“U.S.”), with additional direct and indirect customers in Europe, Asia, Latin America, Canada, and the Middle East. CompoSecure is a platform for next generation payment technology, security, and authentication solutions. Most of CompoSecure’s payment card products contain dual interface functionality through incorporation of a secure chip module (collectively, “Modules”) into the body of the payment card. CompoSecure’s supply chain for Modules has several key suppliers which have product association with tin, tantalum, tungsten, and gold (“3TG”). CompoSecure is typically many tiers removed from smelters or refiners that would have information on mines supplying 3TG. Moreover, to the extent 3TG are present in Modules incorporated into CompoSecure’s products, the content is at trace levels.

Due Diligence

The Company’s businesses seek to meet the expectations for responsible sourcing of primary minerals and recycled materials outlined in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (“OECD Due Diligence Guidance”) and the United Nations Guiding Principles on Business and Human Rights (“UN Guiding Principles”). The Company’s businesses are committed to sourcing, using, and recycling the materials on which they rely in a way that meets our high standards for labor, human rights, and environmental stewardship, including so as to not support conflict or human rights abuses in the Covered Countries (as defined below) while avoiding de facto embargoes.

CompoSecure is several steps away in the supply chain from smelters and refiners that process the Conflict Minerals used in the Modules incorporated into its products, does not have any direct relationships with such smelters or refiners and did not obtain from a third party or perform a direct audit of smelters and refiners within its supply chain. Instead, we have relied on conflict-free designations based on the activities of other organizations such as the Responsible Minerals Initiative (“RMI”), through the Responsible Minerals Assurance Process.

Reasonable Country of Origin Inquiry

The elements of our Reasonable Country of Origin Inquiry (“RCOI”) are identification and prioritization of suppliers, supplier data collection, and an assessment of supplier data to determine whether further due diligence is required. In view of CompoSecure’s supply chain, we determined that a reasonably designed and good faith inquiry should focus on higher priority and relevant suppliers consistent with the Five Practical Steps to Support SEC Conflict Minerals Disclosure from the RMI. Products containing 3TG necessary to the functionality or production of our businesses’

products (“Necessary 3TG”) and the suppliers of those products or of the components used in those products are identified. For the Reporting Period, CompoSecure determined that its products incorporating Modules may contain Necessary 3TG in the form of trace amounts of gold. Once the suppliers (“Supplier Group”) were identified as set forth above, CompoSecure requested that each supplier in the Supplier Group provide information about the Necessary 3TG in their products or components based on each such supplier’s responses to the industry standard RMI Conflict Minerals Reporting Template.

As smelters and refiners report their country of origin information at an aggregate level for all 3TG material processed by them on behalf of all of their customers, and not specifically for 3TG material used or processed for our supply chains, we cannot always determine the countries of origin of the 3TG actually contained in the specific products manufactured by them. Accordingly, based on the information provided for the reporting period by the suppliers, smelters, and refiners to the CompoSecure business, the Company does not have sufficient information to effectively determine whether the 3TG used in the Modules incorporated in CompoSecure’s products during calendar 2025 originated in the Covered Countries. We expect that our businesses will continue to work with suppliers to give preference to suppliers (and their downstream smelters) who do not utilize Conflict Minerals originating from Covered Countries.

This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties, and other important factors. Forward-looking statements provide current expectations of future events based on certain assumptions and include statements about our expectations, plans and commitments with respect to the use of certain materials for our businesses’ products, the sources of such materials, the timing thereof, and any statement that does not directly relate to any historical or current fact. Forward-looking statements can be identified by words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “can,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ materially from the results expressed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, effects of global or regional economic conditions, any failure to meet stated targets, goals, and commitments, and execute our strategies in the time frame expected or at all. More information on risks, uncertainties, and other important factors that could affect our business and performance is included in our filings with the U.S. Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings.

Item 1.02 Exhibit

Pursuant to the 2017 SEC Statement, no exhibit is filed as part of this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Pursuant to the 2017 SEC Statement, no exhibit is filed as part of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GPGI, Inc.

Date: June 30, 2026	By:	/s/ David A.P. Marshall
		Name:	David A.P. Marshall
		Title:	Chief Legal Counsel & Corporate Secretary